

Mail Stop 3030

May 12, 2016

Via E-mail
Brian McGee
Chief Financial Officer
GoPro, Inc.
3000 Clearview Way
San Mateo, CA 94402

Re: GoPro, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36514

Dear Mr. McGee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.   We note your disclosure on pages 14 and 34 of your expected substantial first quarter net loss and your weaker sell through trends and product repricing. Please tell us how you considered these known trends and uncertainties in your disclosure under Item 303(A)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Non-GAAP Financial Measures, page 47

2.   We note that you exclude POP display advertising from adjusted EBITDA. Please explain to us the reason you make this adjustment and revise future filings to clarify in your disclosure under Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Point of purchase (POP) displays, page 58

3.   We note you amortize your POP displays over 24 to 36 months. Please clarify for us how you determined the appropriate period of amortization. As part of your response, please address whether the retailers are under contractual obligation to use the POP displays provided to them, whether notice is provided to you after any discontinuation of use, and whether ownership of the displays rests with you or the retailers. In addition, clarify for us how the cash outflows and amortization related to POP displays are presented in your statements of cash flows.

Note 8. Income Taxes

Uncertain income tax positions, page 73

4.   You disclose that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next 12 months. In future filings, please provide the disclosure required by ASC 740-10-50-15(d)(1) and (2).

Note 10. Commitments, Contingencies and Guarantees

Legal proceedings, page 75

5.   We note the 2016 class action lawsuits discussed on page 29. Please tell us why you did not include a discussion of your 2016 lawsuits either here or in your subsequent events footnote. Refer to ASC 450-20-50-9.

Product warranty, page 75

6.   Please explain to us the reason for the increase in the amount charged to warranty claims during 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at 202-551-3812, or Kate Tillan, Assistant Chief Accountant, at 202-551-3604 with any questions. You may also reach me at 202-551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery